June 22, 2007

Linda van Doom
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Edgetech Services Inc.
File 0-27397

Ms. Van Doom:

We are in receipt of your correspondence originally dated February 26, 2007, which we received on May 25, 2007.

As a preliminary matter, we would like to inform you that the Company’s auditor for the period covered by your letter has resigned for serious health reasons. He probably cannot provide further responses/information.

Nonetheless, we are pleased to provide you with the following responses to the issues raised in your letter:

1)
The current management fee (which started as of 12/1/06) is $15,000/month, and this amount is considered the value for services. However, the Company’s officers have and continue to put the goals of the Company first and therefore are not drawing salaries in order to conserve resources for the Company.

2)
Our understanding of the PCAOB requirements is that the audit need only be done by a PCAOB CPA if it is a greater than 50% acquisition. We will continue to examine this with the new auditor. However, Mr. Lanter did conduct the audit in accordance with PCAOB standards.

3)
The value of Edgetech was not contemplated at the time of the Web’s Biggest transaction as the entity was already owned. The financials were recast on a historical basis to reflect the larger size and related issues of the incoming entity. In note 1 of the 10K there is a table which shows the 11 month historical financials and also the 12 month pro forma, since the acquisition date was June 1, 2005.

Edgetech, as the legal acquirer, had its assets and liabilities recorded at fair value, Web’s Biggest, as the target, has its assets and liabilities carried forward at historical cost. There was no goodwill identified.

4)
This was the closure of a division/product line, which was not even an entity. There was no value to calculate and discontinued operations reporting was not contemplated as it was not necessary. Also, this occurred close to the acquisition date, so was grouped together with that in terms of transactions.

5)
The arrangements are not specified in length; the customer can cancel at any time. Customers are billed and pay quarterly. Customers are issued a refund for unused amounts only if they request it. Monies collected in advance are reflected in deferred revenue and are amortized into income over the periods earned.

We recognize income ratably over the period that each payment covers. Any amounts received in advance are kept in deferred revenue until the income is earned.

6)
As of the end of Fiscal Year 2006 (April 30, 2006), there was not any tax liability as we received tax advice stating that unless income was repatriated from the Bahamas corporation there is also no liability or tax asset/liability.

7)
The limited liability companies referred to in Note 5 are Advisors LLC and Web’s Biggest LLC. Advisors LLC was a principal shareholder of the Company during this period. Web’s Biggest LLC was a second-tier subsidiary of the Company.

These notes are presented as financing activities since they are greater than 1 year in length.

At April 30, 2005, Notes Payable to Shareholders from periods before the acquisition totaled $682,993 and was comprised of income earned by Web’s Biggest LLC. During FY2006 $534,535 was repaid to LLC members. $148,458 remained as a Due to related party liability at 4/30/06.

8)	We will not include the individual’s title in future Rule 13a-14(a) certifications.

9)
The counterparties to the Web’s Biggest/Data Management transactions were Adam Radly and Paul Aunger. Before the Web’s Biggest/Data Management transaction, Mr. Radly was the Company’s President and CEO and Mr. Aunger was the Company’s secretary and treasurer. Before the transactions, Mr. Radly owned 9,000 shares of the Company’s common stock, and Mr. Aunger owned 16,666,666 shares of convertible preferred stock.

After the Web’s Biggest/Data Management transactions, Mr. Radly remained the Company’s President and CEO and Mr. Aunger remained the Company’s secretary and treasurer. There was a conversion and Mr. Aunger’s amount changed to 25,000,000 shares, while Mr. Radly owns the same number of shares.

The Company disclosed in its quarterly report for the quarter ended January 31, 2007, that this transaction was a related party event and not an arms length one. We characterized it as an exchange of assets and calculated a loss since the consideration was exactly the same in both transactions and the transactions were done at the same time and involved the same parties.

Per your request, we include the following acknowledgements:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses resolve the staffs concerns. If you have further questions, please feel free to contact us.

Thank you.

Adam Radly
President